UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number:	1-267 333-72498 1-5164 1-3376-2 1-255-2 0-14688 333-79619
(Check one) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________________________________________

Read Instruction (on back page) Before Preparing Form, Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
______________________________________________________________________________

PART I--REGISTRANT INFORMATION
Full name of Registrant:	Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC Monongahela Power Company The Potomac Edison Company West Penn Power Company Allegheny Generating Company West Penn Funding LLC
Former Name if Applicable: ______________________________________________________________________________

Address of Principal Executive Office (Street and Number, City, State and Zip Code)

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, Maryland 21740-1766

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, Pennsylvania 15146

Monongahela Power Company
1310 Fairmont Avenue
Fairmont, West Virginia 26554

The Potomac Edison Company
10435 Downsville Pike
Hagerstown, Maryland 21740-1766

West Penn Power Company
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

Allegheny Generating Company
4350 Northern Pike
Monroeville, Pennsylvania 15146

West Penn Funding LLC
2325-B Renaissance Drive
Suite 2
Las Vegas, Nevada 89119
______________________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]

    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed
    [ ]  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report orf transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Recently, Allegheny Energy, Inc. completed a comprehensive financial review of its and its subsidiaries' financial processes, records, and internal controls to ensure the accuracy of their financial statements. As a result of this comprehensive financial review, numerous accounting errors were identified which required correction. These corrections have been recorded in 2002, with corrections of errors related to fiscal years prior to 2002 recorded in the first quarter of 2002. On September 25, 2003, a combined Annual Report on Form 10-K was filed for Allegheny Energy, Inc., Allegheny Energy Supply Company, LLC, Monongahela Power Company, The Potomac Edison Company, West Penn Power Company, and Allegheny Generating Company. On October 27, 2003, an Annual Report on Form 10-K was filed for West Penn Funding, LLC. Allegheny Energy, Inc. and its subsidiaries are in the process of preparing their Quarterly Reports on Form 10-Q for the three months ended March 31, 2003, which will be followed by the preparation of the Quarterly Reports on Form 10-Q for the three months ended June 30, 2003, and September 30, 2003, and September 30, 2002. Allegheny will file these reports as soon as they are available.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

THOMAS R. GARDNER (Name)	724 (Area Code)	838-6434 (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ ] Yes   [x] No

2002 Third Quarter 10-Q
2003 First Quarter 10-Q
2003 Second Quarter 10-Q
2002 Form 11-K

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ ] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Applicants are not in a position to answer pending completion of the reports identified in (2) above.
Applicants are not in a position to answer pending completion of the comprehensive review mentioned above.

Allegheny Energy, Inc. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ THOMAS R. GARDNER Thomas R. Gardner Vice President and Controller

Allegheny Energy Supply Company, LLC (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ THOMAS R. GARDNER Thomas R. Gardner Controller

Monongahela Power Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ THOMAS R. GARDNER Thomas R. Gardner Controller

The Potomac Edison Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ THOMAS R. GARDNER Thomas R. Gardner Controller

West Penn Power Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ THOMAS R. GARDNER Thomas R. Gardner Controller

Allegheny Generating Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ THOMAS R. GARDNER Thomas R. Gardner Vice President and Controller

West Penn Funding, LLC (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2003	By /s/ REGIS F. BINDER Regis F. Binder President & Chief Financial Officer